Appendix G - Form of Notice

                         APPENDIX G - FORM OF NOTICE



     Northeast Utilities ("NU"), 174 Brush Hill Avenue, West Springfield, Massachusetts 01090-0010, a registered holding company, its service company subsidiary, Northeast Utilities Service Company ("NUSCO"), 107 Selden Street, Berlin, Connecticut 06037, and certain of NU's subsidiaries, namely The Connecticut Light and Power Company, Holyoke Water Power Company, North Atlantic Energy Service Corporation, Northeast Nuclear Energy Company, Public Service Company of New Hampshire, and Western Massachusetts Electric Company, have filed an application-declaration under Sections 6(a), 7, 9(a), 10, and 12(e) of the Act and Rules 42, 62 and 65 thereunder.

     On January 13, 1998, NU's Board of Trustees adopted an Incentive Plan and an Employee Share Purchase Plan ("Plans"). NU proposes to submit the Plans to its shareholders for approval at NU's Annual Meeting of Shareholders to be held on May 12, 1998. If approved by NU's shareholders, the Plans will be effective as of January 1, 1998. The Incentive Plan will replace NU's Executive Incentive Plan, approved by NU's shareholders in 1991, for plan years beginning on and after the effective date.

     The Plans will be administered by the Compensation Committee of NU's Board of Trustees or by a delegate thereof (the "Committee"). Stock-based grants under the Incentive Plan for eligible employees may take the form of common shares of NU, $5.00 par value, ("Common Shares"), with or without restrictions and limitations on ownership or transfer, or incentive stock options, non-qualified stock options, stock appreciation rights, or performance units derived from Common Shares. Non-employee Trustees of NU will receive annual grants of non-qualified stock options under the Incentive Plan, and company contractors may also receive grants of non-qualified stock options from time to time. Annual bonus awards for officers under the Incentive Plan may be cash or based on Common Shares.

     NU may obtain shares for such awards through open market purchases, through issuance of treasury shares or authorized but unissued Common Shares, or through some combination thereof. Awards and grants under the Incentive Plan are intended to be "qualified performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, (the "Code") and to qualify for exemption from Section 16(b) of the Securities Exchange Act of 1934, as amended, in accordance with Rule 16b-3 thereunder.

     The Incentive Plan will terminate after ten years, unless terminated earlier by action of the NU Board of Trustees or extended by action of the Board with the approval of NU's shareholders. The maximum number of Common Shares that can be used for awards and grants under the Incentive Plan in any calendar year is equal to one percent of the Common Shares outstanding at the end of the previous calendar year, plus any Common Shares that could have been but were not used in a previous calendar year, or were forfeited or subject to awards or grants that expired or were otherwise cancelled. The number of Common Shares used for restricted stock and performance unit awards in any year may not exceed thirty percent of the total number of Common Shares available for awards and grants that year. The number of available shares will be adjusted to reflect recapitalizations, splits, and other similar corporate transactions. Based on the number of Common Shares outstanding on December 31, 1997, 1,368,421 Common Shares would be available for awards and grants under the Incentive Plan during 1998, 410,526 of which could be used in grants or awards of restricted stock or performance units.

     The Employee Share Purchase Plan is intended to be an employee stock purchase plan under Section 423 of the Code. Eligible employees may purchase newly-issued Common Shares through payroll deduction in programs to be established by the Committee from time to time. The purchase price will be determined by the Committee and will be between 85 percent and 100 percent of the lower of closing market value on the first and last days of the purchase period. Officers receiving stock options under the Incentive Plan will not be eligible to purchase Common Shares at less than 100 percent of the lower of closing market price on the first and last days of the purchase period. Shares purchased under the Employee Share Purchase Plan may not be transferred for six months following the purchase date. The Employee Share Purchase Plan will terminate after ten years, unless earlier terminated by action of NU's Board of Trustees. The maximum number of Common Shares that can be issued for purchases under the Employee Share Purchase Plan in any calendar year is equal to one-half of one percent of the Common Shares outstanding at the end of the previous calendar year. Based on the number of Common Shares outstanding on December 31, 1997, 684,210 Common Shares would be available for purchase under the Employee Share Purchase Plan during 1998 and 6,842,100 Common Shares over the ten year life of the plan.

     NU thus proposes to issue and sell each calendar year, through December 31, 2007, its authorized but previously unissued Common Shares in an amount each year not to exceed one and one-half percent of the number of Common Shares outstanding as of December 31 of the previous year, under the provisions of the Incentive Plan and the Employee Share Purchase Plan. NU also seeks authority to reacquire forfeited Common Shares under the Plan and to have NUSCO reacquire Common Shares in the open market to pay awards and make grants under the Incentive Plan from time to time. The Applicants also request authority to use up to 1.3 million additional Common Shares to be acquired on the open market by NUSCO from time to time prior to December 31, 2007 for the purpose of providing stock-based compensation to new and other key employees, non-employee Trustees and company contractors other than through awards and grants under the Incentive Plan.

     Additionally, NU requests authority to solicit proxies approving the Plans from the holders of NU Common Shares, for use at the Annual Meeting of Shareholders to be held May 12, 1998. It is anticipated that solicitation materials will be mailed to shareholders commencing on or about March 31, 1998. NU has filed its proxy solicitation material relating to the Plans and requests that the effectiveness of its declaration with respect to the solicitation of proxies for voting by its shareholders be permitted to become effective as provided in Rule 62(d) of the Act.

     It appearing to the Commission that NU's declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith, pursuant to Rule 62:

     IT IS ORDERED, that the declaration regarding the proposed solicitation of proxies, be, and it hereby is, permitted to become effective forthwith, under Rule 62, subject to the terms and conditions prescribed in Rule 24 under the Act.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.